January 22, 2013

Securities and Exchange Commission

100 F Street

Washington D.C. 20549

Re:	Boreal Water Collection, Inc. Form 10 - Amendment No. 2 - filed on October 12, 2012 File No. 000-54776 Questions and Answers to 2nd letter from SEC Version 1.

General

1. We note your response to comment 26 in our letter dated September 5, 2012 as well as the revisions you made to your disclosure. Please further revise your disclosure to distinguish between references to reorganizations, restructurings, and turnarounds. In this regard, we note that your registration statement retains the following disclosures:

•	a reference to an undated turnaround of Saint-Elie (third paragraph on page 2);
•	an undated reference to the "re-organization of the manufacturing operations after [you] purchased A.T. Reynolds from the bankruptcy court" (penultimate paragraph on page 11);

Mrs. Francine Lavoie Boreal Water Collection, Inc. November 1, 2012 Page 2

•	a reference to "successful turnaround positions" in a heading without a date and, seemingly, without any additional related disclosure (second bulleted paragraph on page 2 and an identical disclosure in the bulleted third to last paragraph on page 4);
•	a reference to a "quasi reorganization" on January 10, 2006 (first paragraph on page 20); and
•	a reference to an undated restructuring and turnaround (first paragraph on page 23).

Please revise these and any other references to reorganizations, restructurings, or turnarounds throughout your disclosure to clearly state the time frame of the event referred to and the entity involved (e.g. Saint-Elie, A.T. Reynolds, or Boreal).

Response: Revisions made as requested.

2. We note your response to comment 31 in our letter dated September 5, 2012 including your statement that "a copy of the mortgage document [and] all amendments are being filed with this amended filing." We were unable to locate the mortgage document or any of its amendments. With your next amendment, please file the mortgage document and all amendments as exhibits.

Response: Mortgage documents are included as exhibits to our amendment.

3. You indicate that you are a non-accelerated filer. However, in response to comment 11 in our letter dated September 5, 2012 you confirmed that you are a smaller reporting company. Please revise to check the Smaller Reporting Company box or tell us why you believe you are a non-accelerated filer.

Prospectus Cover Page

Our Filing Status as an "Emerging Growth Company"…, page ii

Our Election under Section 107(B) of the JOBS Act, page iv

Response: Revision made.

4. We note your response to comment 2 in our letter dated September 5, 2012 including your statement in the last paragraph on page iv that you have elected to use the extended transition period available to emerging growth companies for complying with new or revised accounting standards. Additionally, we note your statement in the last sentence of this paragraph that "this election is irrevocable." Please note that even if you elect to take advantage of the extended transition period you may later decide to "opt in" to complying with financial accounting standard effective dates applicable to non-emerging growth companies. Please see question 37 of the Jumpstart Our Business Startups Act Frequently Asked Questions available on our website.

Response: Noted. Thank you!

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Item 1. Business, page 1

5. We note your response to comment 4 in our letter dated September 5, 2012 as well as the revisions made to your disclosure and the information you provided to us. We were unable to find information supporting your statements in the first un-bulleted paragraph on page 3. Specifically, we were unable to find information corroborating your assertion of a 6%-9% growth rate in the bottled water industry or a $10.59 billion market in the bottled water industry in the United States in 2009. Please remove these statements from your registration statement or provide us copies of the documents you relied upon in making these assertions and all other similar assertions. If you choose to provide us with documents, please ensure that they are appropriately marked to highlight the sections relied upon and cross-referenced to your filings. Additionally, please submit on EDGAR as “CORRESP” all documents you previously provided and please submit on EDGAR any documents you send to us in the future.

Response: EDGAR “CORRESP” will be supplied. Please see two articles attached hereto: U.S. CONSUMPTION OF BOTTLED WATER SHOWS SIGNIFICANT GROWTH, INCREASING 4.1 PERCENT IN 2011; and Challenging Circumstances Persist: Future Growth Anticipated U.S. and International Developments and Statistics

Narrative Description of Business of Boreal Water Collection, page 1

6. We note your response to comment 6 in our letter dated September 5, 2012 including the revisions you made on pages 1 and 2 of your registration statement. Please further revise any unsubstantiated assertions in your disclosure. In this regard, we note the following examples of unsubstantiated assertions in your disclosure:

•	The springs to which Boreal has exclusive access are "pristine and abundant" (third to last paragraph on page 1);
•	Boreal has a value proposition that is "distinct" (penultimate paragraph on page 1);
•	"variety and uniqueness are the cornerstones of BRWC’s value proposition"(penultimate paragraph on page 1);
•	Boreal "has the most creative staff" (penultimate paragraph on page 1);
•	Boreal is focused on a niche that is "attractive" (penultimate paragraph on page 1);
•	Boreal is "one of the few" focused on its niche (penultimate paragraph on page 1);
•	Boreal has a "strong customer base" and "good customer relationships" (first paragraph on page 2);
•	Boreal's customer mix is "well-diversified"(first paragraph on page 2);
•	Boreal's main classes of competition do not "rival[] the flexible, customizable product and service mix" of Boreal (third paragraph on page 7);
•	Boreal "does not have a significant competitive environment in its niche" (third paragraph on page 7);
•	Boreal's customers are "more sophisticated" (last bulleted paragraph on page 7); and
•	your business and financial outlook for the year 2012 is "very positive"(third to last paragraph on page 17). With regard to these and all other similarly unsubstantiated assertions, please revise your disclosure to substantiate these assertions, provide appropriate caveats to these assertions, or remove the assertions.

No Dependence on one or a few major customers, page 5

Response: We have modified the amended Form 10 in conformity with this comment.

7. We note your response to comment 10 in our letter dated September 5, 2012 including the revision stating that your "revenues have been steadily growing." Please revise this disclosure to objectively describe changes in your revenue. For example, you may choose to quantify how your revenue has changed and give a frame of reference as to the amount of time you are referring to.

Response: We have provided/referred to “back up” financial data.

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8. Your disclosure here seems inconsistent with the disclosure you provide on page 17, where you indicate that the decrease in sales of your one gallon product for the most recent quarter was a result of the loss of a large customer. Please revise or advise.

Response: this is in relation to the Dowser settlement; eliminating this from our product line.

Financial Information, page 6

9. It appears that the reference to Note 6 of your audited financial statements in the third paragraph should be Note 9. Please revise.

Response: The reference to Note 6 has been removed and the reference to Note 9 has been inserted in the third paragraph.

10. Gross revenues for the six months ended June 30, 2011 disclosed in the table differ from the amount of net sales reported in the statement of operations on page F-3. Please revise or advise.

Response: Gross revenues for the six months ended June 30, 2011 disclosed in the table now reflect the same total disclosed on page F-3 ($1,316,931).

11. We note your disclosure that "Mrs. Lavoie is not currently involved in other businesses that are in direct competition with the company." We further note, however, your disclosure on page 2 of your registration statement that Mrs. Lavoie is President, CEO, sole member of the Board of Directors, and the majority beneficial owner of Saint-Elie, which also operates in the bottled water industry. Please revise your disclosure under this heading to discuss the nature of the competitive relationship between Boreal and Saint-Elie.

Response: there is no competition between Boreal and Saint-Elie and our amended Form 10 has been adjusted as needed to reflect this lack of competition.

Item 1A. Risk Factors, page 9

We have the usual Risks of a Going Concern Stage Business, page 10

12. We note your response to comment 16 in our letter dated September 5, 2012. Please further revise your disclosure to remove the term "unknown risks" in the fourth numbered paragraph on this page. All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them.

Response: Revision made as requested.

Our industry is extremely competitive, page 11

13. We note your response to comment 19 in our letter dated September 5, 2012. Please further revise your disclosure under this heading, on page 7, and throughout your disclosure to clearly define and distinguish between "our industry," "the premium bottled water industry," and the niche in which you operate. Please also clarify the different levels of competition within these spheres.

Response: clarity provided.

Boreal Water Collection has limited liquidity and capital resources…, page 11

14. You disclose that you reported net income of $500,750 for the year ended December 31, 2009. Please also disclose that net income for 2009 included the gain on the bargain purchase of A.T. Reynolds & Sons, Inc. of $1.3 million.

Our ability to service all of our indebtedness and pay our distribution license flat fee…, page 14

Response: This addition has been made.

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15. We note that you have been unable to pay the distribution agreement flat fee. Please tell us how this licensing fee is recognized in the financial statements.

Response: The distribution agreement flat fee was paid in full on December 31, 2010. The licensing fee is amortized over the life of the initial agreement and will be fully amortized by June 16, 2013.

Item 2. Financial Information, page 15

Management's Discussion and Analysis of Financial Condition and Results…, page 17

Liquidity and Capital Resources, page 20

16. Please describe the financing alternatives you are pursuing and that are, or are reasonably likely to be, available (or the types of financing that you want to use but that are, or are reasonably likely to be, unavailable). The discussion should include the amounts involved and the nature and terms of such financing and the impact on your liquidity and results of operations. Please also discuss the uncertainties regarding your ability to raise additional financing on acceptable terms.

Response: Revisions have been made as requested.

B. Management’s Discussion and Analysis of Financial Condition and Results…, page 21

Results of Operations, page 22

Comparison of Fiscal Years Ended December 31, 2010 and December 31, 2011, page 22

Additional Plan of Operation, page 23

17. We note your response to comment 34 in our letter dated September 5, 2012 including the statement that you will not be able to fully evaluate the effects of the Empire State Zone Program until you have the "opportunity to review the changes and rates applicable under the new regulations." Please add the disclosure in your response letter to the next amendment to your registration statement. Additionally, please expand the disclosure to state when you anticipate being able to review the changes in rates applicable under the new regulations.

Response: We have removed references to the Empire State Zone Program, which has expired.

18. We note your response to comments 27 and 35 in our letter dated September 5, 2012 including your statement in your response letter that you "have included specifics on your current private funding efforts." However, we note your statement that you anticipate growth and consolidation "will require access to more capitalization and interim funding." This statement appears to indicate that you will need additional capital. Please expand your disclosure under this heading to describe your ability to raise additional capital indicating, as needed, where you have included specifics on your current private funding efforts. Specifically, please describe the nature and amount of capital resources and interim funding required to accelerate your development plans and the uncertainties related thereto. Please also discuss the estimated costs of moving to the OTCQX tier of the OTC marketplace, completing filings to become a reporting company and adding equipment to complete the plant upgrade process, and describe the plant upgrade process. Please also discuss the estimated costs to acquire the new bottling lines, establish a strong management and organization structure, extend your distribution network and geographic coverage, potential acquisitions of other water springs and establish additional production plants.

Response: Disclosure has been provided.

Item 6. Executive Compensation, page 23

19. We note your response to comment 39 in our letter dated September 5, 2012 as well as the revisions made to your summary compensation table to add a stock award of $20,000 and footnote 1. Please further revise your disclosure to include a footnote disclosing all assumptions made in the valuation of the stock awards. Please see Instruction 1 to Item 402(c)(2)(v) and (vi). Please also revise your disclosure in accordance with Instructions 2 and 3 as needed.

Response: the Executive Compensation table was changed to reflect the correct amounts paid to the two officers sand commentary has been provided to describe how the stock bonus was computed.

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Item 10. Recent Sales of Unregistered Securities, page 28

20. We note your response to comment 42 in our letter dated September 5, 2012 as well as the revisions made on page 30 of your disclosure. Please further revise your disclosure to state briefly the facts you relied upon to determine that the purchasers who were neither accredited nor Canadian had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment in your company. Please see Item 701(d) of Regulation S-K and Rule 506(b)(2)(ii) of Regulation D.

Response: Revisions supplied.

Unaudited Financial Statements

Statements of Changes in Stockholders’ Equity (Unaudited), page F-4

21. We note your disclosure in Note 6 that you issued 1.5 million shares of common stock for a cash payment of $30,000. It appears that this transaction is reported in the statement as common shares issued for services. Please revise or advise.

Response: The statements of Changes in Stockholder’ Equity (unaudited) has been revised to reflect that the 1.5 million shares were issued for a cash payment of $30,000.

Statements of Cash Flows, page F-5

22. It appears that the proceeds from short-term borrowings for the six months ended June 30, 2012 represent proceeds from issuance of common stock. Please revise or advise. In addition, it appears that the payments on capital lease obligations line item represent payments on the equipment loan payable. Please revise the line item caption or disclose the capital lease obligation in the financial statements in accordance with ASC 840. Further, we note that the balance of the equipment loan disclosed in the third paragraph of Note 9 on page F-15 does not agree to the outstanding balance reflected in the interim balance sheet. Please revise or advise.

Response: The Statements of Cash Flows was changed to reflect that (1) the $30,000 represented funds received from the sale of common stock and (2) that payments originally reported as payments against a capital lease obligation were actually payments made were against the equipment financing note. In addition, Note 9 was revised to reflect the actual outstanding balance as shown in the interim balance sheet.

Note 7 – Income Taxes, page F-14

23. Please revise the column headings in the table of deferred income tax assets and liabilities to reflect the dates of the interim balance sheets presented.

Response: The deferred tax table was updated with the correct numbers and the headings were changed to reflect the proper dates.

24. Please address the comments below in regard to your audited financial statements to the extent applicable.

Audited Financial Statements

Statements of Changes in Stockholders’ Equity, page F-21

25. We reviewed your response to comment 48 in our letter dated September 5, 2012 and the revisions to your disclosure. We note that the effects of transactions on components of stockholders’ equity (unaudited) are not presented under the correct columns. For example, net losses are presented in the columns of outstanding shares and common stock amount and the total effects of the transactions are presented under the retained earnings column rather than the total column. Please revise so that changes in the components of stockholders’ equity are properly presented.

Response: There was an error in the Edgarizing process, which resulted in an incorrect version of the equity statement. The correct Statements of Changes in Stockholders’ Equity for the year ended December 31, 2011 is included in the amended Form 10.

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Statements of Cash Flows, page F-22

26. We reviewed your response to comment 49 in our letter dated September 5, 2012 and the revisions to your disclosure. We note that the net cash flows related to related party advances for the year ended December 31, 2011 differs from the change in the amount Mrs. Francine Lavoie Boreal Water Collection, Inc. November 1, 2012 Page 8 due to related party as presented in the balance sheets on page F-19. Please tell us what the difference represents and whether the difference is attributable to non-cash transactions. If the difference is attributable to non-cash transactions please tell us how the non-cash transactions are presented in supplemental disclosures of non-cash investing and financing activities.

Notes to Financial Statements, page F-23

Response: The Statements of Cash Flows has been revised to reflect the correct total for related party advances, net. Common stock issued in settlement of related party obligation is shown in the Non-cash investing and financing transactions section.

Note 2 – Summary of significant accounting principles, page F-23

27. We reviewed your response to comment 54 in our letter dated September 5, 2012. As previously requested please disclose the type of costs classified as cost of sales and selling, general and administrative expenses. In addition, you indicate in your response that freight costs are not included in inventory and that inventory balances are comprised of material costs only. As such, it appears that direct labor and other production costs are excluded from the cost of inventory. Please tell us your basis in GAAP for excluding freight and production costs from the determination of inventory costs. Please refer to the guidance at ASC 330-10-30-1. Please also confirm to us that freight charges billed to customers are classified as revenue and that freight costs are classified as cost of sales.

Response: Historically, the Company has not included direct labor and certain other overhead costs in the value of inventory, primarily because of the days it takes to sale the average inventory, which averages approximately 30-days. The inventory turnover ratio averages approximately twelve times each year. The Company historically has not produced finished goods inventory for sales that exceed the approximately 30 days. At December 31, 2012, the finished goods inventory was approximately $5,700, or 4% of total inventory. The Company is currently undergoing a standard cost review of the components of finished goods inventory and will implement the new allocation methodology with the year beginning January 1, 2013, in anticipation of an aggressive effort to grow sales. At December 31, 2012, direct labor and certain overhead costs will be allocated to finished goods.

Freight costs billed to customers are classified as revenue; freight costs are included in cost of sales.

Revenue recognition, page F-23

28. We reviewed your response to comment 57 in our letter dated September 5, 2012. As previously requested, please disclose your normal shipping terms and when title and risk of loss passes to buyers. Please also disclose the nature of deferred revenue and related accounting policies. In addition, please disclose your accounting policy for taxes collected from customers and remitted to governmental authorities. Refer to ASC 605-45-50-3.

Stock-Based Compensation, page F-26

Response: Normal shipping terms: Approximately 35% of the time, we ship “FOB destination,” which designates that the seller will pay shipping costs and remain responsible for the goods until the buyer takes possession (Boreal arranges for trucking). Approximately 65% of the time, we ship “FOB shipping point” or “FOB origin,” which indicates that the buyer will pay for shipping cost and takes responsibility for the goods when the goods leave our premise.

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Deferred revenue: New of large volume customers, with special or unique materials that need to be purchased, are required to pay the Company in advance of production and delivery. This is a business control, which helps us avoid bad debts and scamming customers.

The Company obtains a resale certificate from all new customers. The majority of our customers are resale customers, and, as a result, no sales tax is charged or collected. Off-the-street and other local, non-resale customers, account for majority of the sales tax we collect. We are responsible for all New York counties. The Company was filing sales tax returns through the end of 2011. Effective January 2012, we are no longer required to file quarterly returns, since we collect under $3,000 per year; we now qualify to file the sales tax return on an annual basis. We compute use tax for all internet purchases and electric bills incurred in connection with our office facility and other property located on the grounds of our facility.

29. We reviewed your responses to comments 60 and 61 in our letter dated September 5, 2012 and the revisions to your disclosure. Please disclose the method you use for measuring compensation cost attributable to restricted stock awards granted to employees. Please also disclose the requisite service period and any other substantive conditions, including those related to vesting. Please refer to ASC 718-10-50. In addition, please disclose your accounting policies for equity instruments issued to nonemployees. Please also disclose the requisite service period and any other substantive conditions, including those related to vesting, of equity instruments issued to nonemployees. Please refer to ASC 505-50-55-1.

Response:

The Company has not issued any stock options to anyone, employees or non-employees, through December 31, 2011. When the Company begins issuing stock options to its employees or non-employees, it will include a comprehensive disclosure in the footnotes, which will include the appropriate stock option tables for both options issued to employees and options issued to non-employees. Footnote 2 (Summary of significant accounting principles) includes a discussion of our policy for stock-based compensation; the footnote was expanded to include additional narrative regarding restricted stock awards to employees and non-employees.

Note 6 – Stockholders’ Equity, page F-29

30. We reviewed your response to comment 67 in our letter dated September 5, 2012. You state that common shares issued for services and debt settlements were based on negotiations between the parties. With respect to common shares issued for debt settlements please tell us in detail how you accounted for the transactions and why your accounting complies with ASC 470-50-40-2. In doing so, please tell us:

•	whether the shares were recorded based on the market price of your common shares on the date of issuance;
•	whether you recognized any gains or losses based on the difference between reacquisition price and the net carrying amount of the extinguished debt in accordance with ASC 470-50-40-2;
•	the amount of the gains or losses recognized and how those gains and losses are classified in the financial statements; and
•	whether any of the debt extinguishment transactions were between related parties and, if so, the amount of the gain or loss recognized with respect to such transactions.

With respect to common shares issued to nonemployees for services please tell us in detail how you account for the transactions and why your accounting complies with ASC 505-50. In doing so, please tell us how you:

•	determined the measurement dates;
•	initially measured the fair of the shares; and
•	recognized the cost of the transactions before the measurement date.

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Response:

No shares were issued to third party lenders to settle outstanding debt during the year ended December 31, 2011. Shares were issued to settle and reduce the balance due against the related party obligation. For equity awards to non-employees, we use the measuring date as the earlier of (1) the date at which a commitment for performance by service provided to earn the equity instrument is reached, or (2) the date at which the service provider has completed the service agreed to between the Company and the service provider. For the year ended December 31, 2011, the Company issued a total of 300,000 shares for services rendered, which represented services provided with a value of $3,000. The shares were valued at $0.01 per share. No gains or losses were recognized for the reduction of related party obligations. When the Company issues an equity award to its employees, it values the equity instrument at the closing price of stock on the date of the award.

We added in Note 2, (Summary of significant accounting principles) stock-based compensation, the following narrative regarding non-employees and services provided by non-employees:

The fair value of equity instruments issued to a nonemployee is measured by using the stock price and other measurement assumptions as of the date of either: (i) a commitment for performance by the nonemployee has been reached; or (ii) the counterparty’s performance is complete. Expenses related to nonemployee awards are generally recognized in the same period as the Company incurs the related liability for goods and services received.

Note 9 – Short-Term Debt, page F-31

31. Please disclose the property tax loan as a non-cash financing transaction in supplemental disclosures of non-cash investing and financing transaction in the statements of cash flows.

Response: The Statements of Cash Flows now includes the disclosure of the property tax financing under the heading, Non-Cash investing and financing transactions.

Note 13 – Litigation, page F-33

32. We reviewed your response to comment 75 in our letter dated September 5, 2012. As previously requested, for the matter disclosed in the fourth paragraph, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to ASC 45-20-50-2.

Response: The footnote has been revised to include a statement that the Company cannot provide an estimate of the possible loss or range of loss for the litigation discussed in the fourth paragraph.

Exhibit 10.(i)

33. We note your response to comment 5 in our letter dated September 5, 2012 as well as the exhibits filed with your first amendment. Exhibit 10.(i) appears to be a permit or other legal agreement in French. Please file an English translation or summary of Exhibit 10.(i) with your next amendment. Refer to Rule 403(c).

Response: Exhibit provided.

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Exhibit 10.(iv)

34. We note your response to comment 37 in our letter dated September 5, 2012 as well as the letter from you to your "3, 5, and 6 Gallon Distributors" filed as exhibit 10.(iv) with your first amendment announcing that you have "granted and licensed exclusive master bottling rights to Dowser." As this letter appears to be merely an announcement that you have granted and licensed rights to Dowser, please file with your next amendment the agreement or instrument by which you granted and licensed rights to Dowser. Additionally, please revise your disclosure in the exhibit index and as needed throughout your disclosure to refer to the location of the agreement or instrument.

Response: Exhibit provided.

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Bottled Water WATER TYPESHEALTHEDUCATIONECONOMICSNEWSROOMMEMBERSHIP

U.S. CONSUMPTION OF BOTTLED WATER SHOWS SIGNIFICANT GROWTH, INCREASING 4.1 PERCENT IN 2011

For Immediate Release

May 21,2012

ALEXANDRIA, VA - The International Bottled Water Association (IBWA), in conjunction with Beverage Marketing Corporation (BMC) has released 2011 bottled water statistics, compiled by BMC, a research, consulting, and financial services firm dedicated to the global beverage industry (www.beveragemarketing.com). The new BMC data, released in the May 2012 issue of "Bottled Water Reporter" magazine, shows the overall consumption of bottled water has increased, by 4.1 percent, building on 2010's solid growth.

In 2011, total U.S. bottled water consumption increased to 9.1 billion gallons, up from 8.75 billion gallons in 2010. While all other major beverage categories such as carbonated soft drinks, milk, and fruit beverages continue to suffer declines in consumption, bottled water rates head in the opposite direction. Per-capita consumption is up 3.2 percent in 2011, with every person in America now drinking an average of 29.2 gallons of bottled water last year.

According to Gary Hemphill, managing director, information services at BMC, "All signs point to U.S. consumers' already displayed thirst for bottled water continuing in the years ahead. Changes in per capita consumption indicate persistent interest in a product that consumers embrace as a healthful alternative to other beverages."

"Indeed, bottled water added more gallons to its per-person consumption rate in 10 years than either ready-to-drink tea or sports beverages reached by the end of that period," he added. "In fact, neither even reached 5 gallons per U.S. consumer by 2011. Bottled water proved itself to be not only a key component of the liquid refreshment beverage market; it also proved itself to be poised for future increases in per capita consumption."

"People choose bottled water for a variety reasons," said Chris Hogan, IBWA's vice president of communications. "Many consumers are focusing on healthful choices for themselves and their families, and they know that crisp, refreshing bottled water has zero calories and is the healthiest option on the shelf. They also appreciate the reliable, consistent quality of bottled water."

Bottled water is a safe, healthy, and convenient packaged food product, which is comprehensively regulated at both the federal and state level. Strictly regulated as a packaged food product by the U.S. Food and Drug Administration (FDA), bottled water is a safe, refreshing, convenient, and consistently reliable beverage choice. By mandate of federal law, the FDA regulations governing the safety and quality of bottled water must be as stringent as the EPA regulations which govern tap water.

The bottled water industry is also utilizing a variety of measures to reduce our environmental footprint. All bottled water containers are 100 percent recyclable. Although bottled water makes up only 0.03 percent of the U.S. waste stream, according to the EPA, the bottled water industry works hard on a number of fronts with recycling advocates, communities, and our beverage and food partners to increase recycling rates. In fact, between 2000 and 2008, bottled water companies reduced the weight of PET resin plastic single-serve bottles by 32 percent. That is the equivalent of removing one out of three bottled water containers from the waste stream.

###

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Media Contact:

Chris Hogan

chogan@bottledwater.org (mailto:chogan@bottledwater.orgl

703.647.4609

The International Bottled Water Association (IBWA) is the authoritative source of information about all types of bottled waters. Founded in 1958, IBWA's membership includes U.S. and international bottlers, distributors and suppliers. IBWA is committed to working with the U.S. Food and Drug Administration (FDA), which regulates bottled water as a packaged food product, and state governments to set stringent standards for safe, high quality bottled water products.

In addition to FDA and state regulations, the Association requires member bottlers to adhere to the IBWA Bottled Water Code of Practice, which mandates additional standards and practices that in some cases are more stringent than federal and state regulations. A key feature of the IBWA Bottled Water Code of Practice is an annual plant inspection by an independent, third party organization. Consumers can contact IBWA at 1-800-WATER-11 or log onto IBWA's web site (www.bottledwater.org) for more information about bottled water and a list of members' brands. Media inquiries can be directed to IBWA Vice President of Communications Chris Hogan at 703-647-4609 or chogan@bottledwater.org.

(mailto:chogan@bottledwater.org)

[Video here]

Some college students want to ban bottled water. Check out this video to understand the issue and learn what you can do to promote freedom of choice.

IBWA Statement Regarding Massachusetts Attorney General Upholding Town Of Concord's Ban On The Sale Of Bottled Water

September 5,2012I

BWA and NAMA 2012 Conferences - Same Date and Same Location

June 4,2012

IBWA promotes hurricane preparedness by joining "Be a Force of Nature" campaign

May 29,2012

BottledWaterOrg RT @LuvBottledWater: The International Bottled Water Association (IBWA) is honored to be a national sponsor of the 2012 presidential. .....

BottledWaterOrg Charlotte, NC, residents sound off on Concord's #bottledwater ban - "Why would they do that?" http://t.co/JhEnjoM3 #healthychoices

International Bottled Water Association

1700 Diagonal Road

Suite 650

Alexandria, VA 22314

703.683.5213

Information Hotline: 1-800-WATER-11

info@bottledwater.org

Copyright © 2012. All Rights Reserved. International Bottled Water Association.

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Bottled Water 2009

Challenging Circumstances Persist: Future Growth Anticipated U.S. and International Developments and Statistics

By John G. Radwan, Jr.

As recently as the mid-2000s, the U.S. bottled water industry looked like a highly unusual beverage industry marvel: A category that had achieved significant scale yet continued to register forceful growth. Indeed, for a while that's exactly what it was, with both volume and sales continuing to enlarge at double-digit percentage rates-or at rates close to those heady levels-even after bottled water became the second-largest beverage type, as measured in total volume, in the country.

If vigorous growth (until very recently) distinguished bottled water from the rest of the liquid refreshment beverage marketplace, then its performance lately made it look rather typical. As a group, the various beverages vying with bottled water for consumers' attention declined for the second time too in 2009. Carbonated soft drinks (CSDs), the sole category with greater volume than bottled water, extended its multiyear streak of contraction. Sports beverages, like bottled water, had successfully traded on the ability to hydrate and for many years enjoyed muscular volume growth, suffered a far more substantial retrenchment, with volume falling by 12.5 percent during the year. In contrast, bottled water's rate of reduction was much slower; it was also less pronounced than the setbacks experienced by fruit beverages or ready-to-drink coffee. Indeed, bottled water shrank by less than the liquid refreshment beverage marketplace as a whole in 2009, allowing bottled water to again augment its share of Americans' beverage diet-if only slightly.

BOTTLED WATER AND SOFT DRINKS

The impact of the economic downturn on the bottled water business-and the beverage market as a whole-at the end of the 2000s punctuated a period of considerable changes in consumer preferences. At the beginning of the decade, CSDs accounted for nearly 28 percent of total liquid consumption by U.S. consumers. Then, Americans drank more than 15 billion gallons of CSDs, compared with 4.7 billion gallons of bottled water, which represented less than 9 percent of total beverage consumption and placed bottled water as the number five beverage category behind beer, coffee, and milk as well as CSDs.

By 2009, CSD volume had slipped to less than 14 billion gallons, while bottled water's stood at almost 8.5 billion gallons. Consequently, CSDs' market share had eroded to less than 24 percent, while water's had neared 14.5 percent. In terms of liquid refreshment beverages exclusively, bottled water accounted for more than 29 percent of total volume in 2009, up two-tenths of a percentage point from the year before.

U.S. BOTTLED WATER MARKET Volume and Producer Revenues 2001- 2009
Year	Millions of Gallons	Annual % Change	Millions of Dollars	Annual % Change
2001	5,185.3	--	$6,880.6	--
2002	5,795.6	11.8%	$7,901.4	14.8%
2003	6,269.8	8.2%	$8,526.4	7.9%
2004	6,806.7	8.6%	$9,169.5	7.5%
2005	7,538.9	10.8%	$10,007.4	9.1%
2006	8,255.0	9.5%	$10,857.8	8.5%
2007	8,757.6	6.1%	$11,551.5	6.4%
2008	8,669.3	-1.0%	$11,178.5	-3.2%
2009	8,454.0	-2.5%	$10,595.	-5.2%
Source: Beverage Marketing Corporation

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Prior to the U.S. recession and the attendant industry downturn, rapid volume growth characterized bottled water for much of this period, as reported in the latest edition of Bottled Water in the U.S., Beverage Marketing Corporation's annually published analysis of the market. Bottled water volume achieved double-digit percentage growth rates in two years and advanced at rates close to that level in several others. After growing by 10.8 percent in 2005, for instance, bottled water volume enlarged by 9.5 percent in the following year. CSDs, in pronounced contrast, followed several years of slow growth with multiple volume reductions. Indeed, the category underwent its fifth year in a row of volume reduction in 2009.

However, in a significant turnabout from earlier years, bottled water volume declined by 1.0 percent in 2008 and losses intensified in 2009. Furthermore, producers' revenues declined in both 2008 and 2009 as well. Bottled water wholesale dollar sales first exceeded $6 billion in 2000. By 2007, they topped $11.5 billion. Category sales declined to $11.2 billion the following year and to less than $10.6 billion in 2009.

STRAINED U.S. ECONOMY

While bottled water failed to realize growth in 2008 or 2009, its sluggishness reflected forces affecting the entire beverage marketplace and most likely did not indicate a permanent diminishment in demand for bottled water. Straitened economy conditions affected all sectors of the industry. Energy and commodities costs presented ongoing challenges. Input costs for items including polyethylene terephthalate (PET), aluminum, and fuel contributed to higher prices for consumers, which, in turn, affected virtually all liquid refreshment beverage segments. In addition, some consumers began opting for smaller, more affordable package sizes. While people still are consuming the same overall amount of liquid, the impact of trading to smaller sizes such as going from the 20-ounce size to the 16-ounce-may be the reduction of product waste. Consumers may have become vigilant about not throwing away 4 ounces of the 20-ounce size.

DEMAND FOR BOTTLED WATER PERSISTS

Consumers have demonstrated a strong thirst for bottled water, which will persist in the future. Changes in average intake indicate potent interest in a product that consumers look to as a healthful alternative to other beverages. Americans upped their annual consumption by more than 11 gallons from 16.2 gallons per person in 1999 to 27.6 gallons 10 years later. During the same period, per capita consumption of CSDs dropped by more than nine gallons. Per capita consumption of other major beverage categories, like milk and fruit beverages, also declined. Other types, including coffee and tea, were characterized by stability (though the ready-to-drink versions of both categories made gains). Thus, bottled water proved itself to be the key component of the liquid refreshment beverage market.

U.S. BOTTLED WATER MARKET Per Capita Consumption 1999-2009
Year	Gallons Per Capita	Annual % Change
1999	16.2	--
2000	16.7	3.5%
2001	18.2	8.6%
2002	20.1	10.6%
2003	21.6	7.2%
2004	23.2	7.5%
2005	25.4	9.7%
2006	27.6	8.4%
2007	29.0	5.3%
2008	28.5	-1.8%
2009	27.6	-3.2%
Source: Beverage Marketing Corporation

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Multiple factors contribute to U.S. consumers' enthusiasm for bottled water. These include health, safety, convenience, and value. Bottled water's versatility makes it suitable for consumption at any time of day and in virtually any situation. It doesn't need to be kept cold (like soft drinks or juice) or warm (like conventional coffee or tea). As far as ready-to-drink commercial beverages go, bottled water is relatively inexpensive and, with competitive (sometimes aggressive) pricing, it is becoming increasingly affordable for consumers. Various packaging types, ranging from bulk to single-serve, facilitate a variety of uses. Consumers' interest in foods and beverages that confer benefits above and beyond refreshment also contributes to the quintessential hydrating beverage's performance in recent years.

Amid concern about obesity and other health matters, bottled water's lack of calories and artificial ingredients attracts conscientious consumers. Even where tap water may be safely potable, many people prefer bottled water, which they regard as superior in taste. The convenient availability of packaged water wherever beverages are sold also crucially differentiates bottled water from tap.

Even though bottled water is frequently compared to tap water, bottled water actually achieved its market position by luring consumers away from other packaged beverages perceived as less healthy than bottled water. While some consumers may have turned away from regular, full-calorie sodas in favor of their diet versions, many others opted to imbibe bottled water instead.

CATEGORY DEVELOPMENTS

Domestic non-sparkling water remains the most substantial segment of the U.S. packaged water industry. Domestic nonsparkling water's 8.1 billion gallons represented 96.1 percent of total volume in 2009. As a whole, domestic non-sparkling declined at a slower rate than the overall bottled water market.

The non -sparkling category includes diverse parts that had very different results. In 2009, all but one of its segments declined, though rates varied considerably. Throughout most of the 1990s and 2000s, the retail premium PET segment consisting of still water in single-serve PET bottles-drove the overall category's development. Indeed, the PET component enlarged by a double-digit percentage rate 16 consecutive times through 2007. Growth slowed markedly in 2008 before it disappeared in 2009. Yet PET's 0.7 percent reduction was far less than the 2.5 percent loss measured for bottled water in general. Besides, PET volume in 2009 of almost 5.2 billion gallons stood more than 4.1 billion gallons higher than it had in 1999, and its share of total bottled water swelled from 24 percent to more than 61 percent during that 10-year period.

Retail bulk volume growth slowed as more and more consumers selected convenient PET multipacks in large format retail channels instead of larger (1 to 2.5 gallon) sizes. Its share eroded from nearly one-quarter of the category volume at the beginning of the century to less than 12 percent by 2009, largely as a result of competition from PET. Direct delivery also confronted intramural competition from handy, portable PET bottles. The segment, which comprised the largest of them all as recently as the mid-1990s, accounted for 14 percent of total volume by the end of the 2000s.

The relatively small, essentially regional vending segment involving refillable jug containers achieved growth late in the decade after several years of contraction. Its low cost during economic hard times undoubtedly explains vending's rebound.

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The two segments outside the domestic non-sparkling category both saw declines in 2009. The imported water segment, the smallest of them all, is prone to fluctuations.

U.S. BOTTLED WATER MARKET

Volume and Growth by Segment

2001-2009

	Non-Sparking		Domestic Sparking		Imports		Total
Year	Volume*	Change	Volume*	Change	Volume*	Change	Volume*	Change
2001	4,917.3	--	144.0	--	123.9	--	5,185.3	--
2002	5,487.5	11.6%	149.5	3.8%	158.7	28.0%	5,795.6	11.8%
2003	5,923.9	8.0%	152.6	2.1%	193.3	21.8%	6,269.8	8.2%
2004	6,411.3	8.2%	166.8	9.3%	228.6	18.2%	6,806.7	8.6%
2005	7,171.4	11.9%	185.0	10.9%	182.5	-20.2%	7,538.9	10.8%
2006	7,901.4	10.2%	189.3	2.3%	164.3	-10.0%	8,255.0	9.5%
2007	8,376.6	6.0%	200.1	5.7%	180.9	10.1%	8,757.6	6.1%
2008	8,302.9	-0.9%	204.7	2.3%	161.8	-10.6%	8,669.3	-1.0%
2009	8,123.8	-2.2%	202.2	-1.2%	127.9	-20.9%	8,454.0	-2.5%

* Millions of gallons

Source: Beverage Marketing Corporation

In the 2000s, it registered double-digit percentage growth in some years, and equally sizeable contractions in others. After an up year in 2007, imported water's volume fell sharply in 2008 and then plummeted precipitously in 2009. Sparkling dipped far more modestly.

As usual, domestic non-sparkling water accounted for almost all per capita bottled water consumption in 2009. Sparkling water and imports each represented less than one gallon per person. In the key PET portion, average intake moved from less than five gallons in 1999 to almost 17 gallons 10 years later.

INTERNATIONAL DEVELOPMENTS

Bottled water emerged as a major beverage industry force not only in the United States-by far the single-largest national market in terms of volume-but also in practically every major geographical region of the world. Bottled water first became a sizeable, mainstream commercial beverage category in Western Europe, where consumption of it has long been part of many residents' daily routine. It is now a truly global beverage, found even in some of the more remote corners of the globe. Certain Asian markets achieved strong growth to become major bottled water markets during the 2000s.

Global bottled water consumption is estimated to have exceeded 53.5 billion gallons in 2009, according to data from the latest volume of Beverage Marketing's The Global Bottled Water Market. The global rate of consumption rose by 2.7 percent in 2009. Per capita consumption of 7.9 gallons represented a gain of one-and-a-half gallons over the course of five years.

Of course, per capita consumption by individual region or country can diverge dramatically from the global average. For instance, several Western European countries have per capita consumption levels far above 25 gallons, and two markets exceeded 50 gallons per person in 2009. At the same time, however, much of the developing world, where the bulk of the world's population resides, finds its per capita consumption figures still in the single-digit range.

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Although the global per capita consumption figure may obscure pronounced regional differences, bottled water's global growth indicates demand for it in diverse markets. Consumers have demonstrated a thirst for bottled water in highly developed markets, in less developed ones, and in economies in transition. Bottled water tapped into some divergent consumer trends around the globe. In developed countries such as the United States and Canada, bottled water has become an especially dynamic major commercial beverage category by registering as an attractive option for health conscious consumers. Marketers positioned bottled water as a beneficent alternative to CSDs and juice drinks. Many in the developed world see bottled water as not only a way of achieving hydration, but also as a functional beverage. At the same time, in the developing world, bottled water serves at least a partial solution to the problem of often-unsafe water found in many countries.

GLOBAL BOTTLED WATER MARKET

Leading Countries' Consumption and

Compound Annual Growth Rates

2004-2009

2009		Millions of Gallons		CAGR*
Rank	Countries	2004	2009	2004/09
1	United States	6,806.7	8,454.0	4.4%
2	Mexico	4,668.3	6,887.1	8.1%
3	China	3,181.2	5,688.6	12.3%
4	Brazil	3,062.0	4,252.5	6.8%
5	Italy	2,814.4	2,947.2	0.9%
6	Indonesia	1,943.5	2,938.6	8.6%
7	Germany	2,722.6	2,840.7	0.9%
8	France	2,257.3	2,163.8	-0.8%
9	Thailand	1,310.0	1,742.1	5.9%
10	Spain	1,453.5	1,272.4	-2.6%
	Top 10 Subtotal	30,219.4	39,187.1	5.3%
	All Others	10,709.8	14,336.0	6.0%
	WORLD TOTAL	40,929.2	53,523.0	5.5%

* Compound annual growth rate

Source: Beverage Marketing Corporation

Much of the world's bottled water market is still highly fragmented and controlled by local brands, but consolidation is rapidly occurring, as four companies have come to dominate much of the market. Swiss food and beverage giant Nestle and France's Danone are the traditional leaders of the bottled water pack. Both companies centered their operations around the core markets of Western Europe and the United States. However, as water growth is increasingly coming from the developing world, Nestle and Danone have taken their battle to the new competitive fields of Asia, Latin America, and other areas. In fact, Danone stepped back from the U.S. market to focus on some of those other markets. Soft drink industry leaders Coca-Cola and PepsiCo also joined the global bottled water race. Following their strong showings in the United States, both companies increasingly devoted resources and energy to developing their global bottled water businesses.

Although Europe ranks as the leading regional consumer of bottled water, the largest national markets do not lie within the continent's borders. In terms of volume by individual countries, North America boasts the two largest markets, the United States and Mexico, which together accounted for close to 29 percent of the world's packaged water market in 2009. Although the U.S. bottled water market had been a catalyst for much of the global expansion up until the mid-2000s, its compound annual growth rate (CAGR) of 4.4 percent for the five-year period ending with 2009 was noticeably slower than the 5.5 percent CAGR achieved by the growth of the global market during the same period.

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Mexico alone accounted for 12.9 percent of the global volume with almost 6.9 billion gallons in 2009 and a market bearing CAGR of 8.1 percent. China became the third country that could claim a double-digit share of global volume with 5.7 billion gallons, or 10.6 percent of the total. Chinese bottled water volume has enjoyed double-digit percentage growth rates for several consecutive years, registering a 12.3 percent CAGR for the period from 2004 to 2009-by far the highest rate among the 10 biggest bottled water markets. Fourth-place Brazil and sixth-place Indonesia also registered CAGRs higher than the international market's.

Europe may not boast the biggest bottled water markets, but it does have several major ones, including four of the 10 largest. However, as these are firmly established, their growth tends to be slower than those where packaged water has a less entrenched tradition. Indeed, some of the most prominent countries experienced contraction or only very slight growth. For instance, in 2009, France's volume declined by 2.4 percent and Italy's dropped by 4.8 percent. During the five-year period ending that year, Italy, the fifth-largest bottled water market in the world, had a CAGR of just 0.9 percent, and eighth-place Germany moved at the same pace. France, the number-eight market, declined, as did Spain, the fourth-largest European market and the tenth-biggest in world. As a group, the four leading European bottled water markets accounted for slightly more than 17 percent of the world's total volume in 2009.

In the majority of countries throughout the globe, still water accounts for the majority of sales. Sparkling water sales are strong in a minority of countries, such as Argentina, Chile, Uruguay, the Netherlands, and Germany, where sparkling water is often tied to meal-consumption practices. On a global level, sparkling water accounts for an estimated 10 percent of the total volume, with still water accounting for the remaining 90 percent.

Plastic packaging is preferred over glass in almost every country, with the exception of Germany, where recycling laws make a determinative impact on packaging trends. However, even in Germany, and in other countries, such as the United Kingdom, where glass has a strong presence, PET is the most dynamic and rapidly growing segment. At about one-third of global volume, home and office delivery (HOD) -or bulk water-still accounts for a minority of global bottled water sales. Yet, it is a vital segment in many countries, such as Mexico, where it accounts for more than two-thirds of the volume.

Interest from the major water players has grown recently as HOD water becomes increasingly branded. An intense context for HOD supremacy could occur in the near future.

Mexico leads the world in bottled water consumption.

Average intake in Mexico jumped from 44.5 gallons in 2004 to nearly 62 gallons five years later. The former leader in average intake, Italy, consumed the equivalent of 50.7 gallons per person in 2009.

Several Middle Eastern markets rank very highly in per capita bottled water consumption. With the equivalent of more than 40 gallons for each resident in 2009, the United Arab Emirates (UAE) had the third-highest level of bottled water consumption in the world. In addition to the UAE, the Middle East region has Lebanon and Saudi Arabia in the top 20 in per capita bottled water consumption. At 20 gallons per resident, Israel also consumes bottled water at a rate greater than the global average.

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GLOBAL BOTTLED WATER MARKET

Per Capita Consumption by Leading Countries

2004-2009

2009		Gallons Per Capita
Rank	Countries	2004	2009
1	Mexico	44.5	61.9
2	Italy	48.5	50.7
3	United Arab Emirates	27.9	40.1
4	Belgium- Luxembourg	39.1	36.7
5	Germany	33.0	34.5
6	France	37.4	33.8
7	Lebanon	26.8	31.8
8	Spain	36.1	31.4
9	Hungary	20.1	29.3
10	United States	23.2	27.6
11	Slovenia	21.2	27.1
12	Thailand	20.2	26.4
13	Saudi Arabia	23.2	26.4
14	Switzerland	26.3	26.0
15	Croatia	18.1	25.6
16	Qatar	20.6	25.5
17	Cyprus	24.3	24.5
18	Austria	21.7	23.5
19	Czech Republic	23.0	23.3
20	Hong Kong	15.4	21.9
	GLOBAL AVERAGE	6.4	7.9
Source: Beverage Marketing Corporation

While Europe may no longer hold the top spot in volume per capita, 12 of the top 20 bottled water consumers on a per person basis are European countries. The consumers of the combined market of Belgium - Luxembourg imbibed almost 37 gallons each. France, Germany, Spain, and Italy were the only other countries with per capita consumption greater than 30 gallons. French consumers quaffed 3.6 gallons less bottled water in 2009 than they had five years earlier. In 2009, Germany and Spain had per capita consumption rates of 34.5 and 31.4 gallons, respectively, putting them in fifth and eighth place in terms of average bottled water intake. Unlike France and Spain, Germany consumed more bottled water per person in 2009 than it had five years before. Hungary, which ranked ninth, increased its bottled water consumption greatly during the 2000s. While markets in the west hold the highest numbers, Eastern Europe can claim several spots among the top-20 in per capita bottled water consumption, although Bulgaria fell off the bottom of the list in 2009, when China's special administrative region of Hong Kong displaced it.

While Asian nations attained stature among the world's bottled water markets when measured in total volume, the populous countries generally do not have high per-person intake levels. Thailand stood among the top 20 in terms of per capita bottled water consumption with 26.4 gallons in 2009. Hong Kong made the list for the first time as its average intake approached 22 gallons. Despite its status as the third-largest market, mainland China had a per capita consumption figure of just 4.2 gallons, well below the global norm. However, Chinese consumption nearly doubled from 2004 to 2009.

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Americans' per capita bottled water consumption puts the United States in the number 10 position among the countries of the world, between Hungary and Slovenia.

FUTURE GROWTH ANTICIPATED

Beverage Marketing fully anticipates bottled water to bounce back from the weakness felt at the end of the 2000s and again invigorate the U.S. multiple beverage marketplace in the near future. The total amount of liquid Americans annually consume will remain stable, resulting in overall volume growth in line with population increase, but bottled water is on track to grow considerably faster. As has become the norm, CSDs will continue to contract. Most other beverage categories including coffee, fruit beverages, and tea-are likely to grow much more slowly than bottled water, which is poised to achieve still another high in per capita consumption in the years ahead.

John G. Rodwan, Jr., is editorial director at Beverage Marketing Corporation, a New York-based research, consulting, and financial services firm dedicated to the global beverage industry. Beverage Marketing publishes numerous market reports on bottled water and other beverages.

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